June 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CyberArk Software Ltd.

Registration Statement on Form F-1 (SEC File No. 333-204516)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CyberArk Software Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, June 10, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,803 copies of the Preliminary Prospectus dated June 8, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, GOLDMAN, SACHS & CO. DEUTSCHE BANK SECURITIES INC. BARCLAYS CAPITAL, INC. As Representatives

By:	GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name: Richard Cohn Title: Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed Title: Managing Director

By:	/s/ Jason Eisenhauer
Name: Jason Eisenhauer Title: Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President

[Signature page to Acceleration Request]